One Williams Center
P.O. Box 2400
Tulsa, OK 74102-2400
918/573-2000
June 4, 2010
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
RE:	Williams Pipeline Partners L.P. and Northwest Pipeline GP Forms 10-K for the Fiscal Year Ended December 31, 2009 Filed February 23, 2009 File Nos. 001-33917 and 001-07414
Dear Mr. Owings:
With respect to your letter dated June 2, 2010 regarding your review of our filings, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. Pursuant to my conversation yesterday with Ms. Lisa Sellars, I am writing to request additional time to provide our responses. Because of travel schedules for certain key individuals, I would appreciate an extension for our response until June 22, 2010.
Thank you for your consideration.

Sincerely,
/s/ Ted Timmermans
Ted Timmermans
Vice President Controller and Chief Accounting Officer The Williams Companies One Williams Center Tulsa, OK 74172 918-573-3437